Exhibit 99.1
Suntech Announces Full Year 2010 and 2011 Guidance and
Joint Venture to Expand PV Cell Capacity
Announcements to be discussed at Suntech Investor and Analyst Day 2010
New York, December 6, 2010 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced updated financial guidance for fiscal year 2010, financial expectations for fiscal year 2011 and a joint venture to expand 1.2GW PV cell capacity. Suntech management will discuss today’s announcements during its 2010 Investor and Analyst Day today in New York starting at 10:00 a.m. Eastern Time. A webcast of the speakers’ remarks and audience questions will be available at http://ir.suntech-power.com along with downloadable presentation decks.
Guidance
For the fiscal year ending December 31, 2010, Suntech expects to ship more than 1,500MW of solar products and generate revenues of $2.78 billion to $2.83 billion, representing year-over-year revenue growth of at least 64%. Consolidated gross margin for the full year 2010 is expected to be approximately 17%. Operating margin for the full year 2010 is expected to be approximately 6.5%.
Suntech expects to achieve 1.8GW of installed cell and module production capacity and 500MW of installed wafer capacity by the end of 2010. Full year 2010 capital expenditures are expected to be approximately $350 million.
For the fiscal year ending December 31, 2011, Suntech expects to ship at least 2.2GW of solar products and generate revenues of $3.4 billion to $3.6 billion. Consolidated gross margin for the full year 2011 is expected to be approximately 20% to 22%. Operating margin for the full year 2011 is expected to be in the range of 12% to 14%. Full year 2011 earnings per ADS is expected to be in the range of $1.40 to $1.60, excluding any earnings related to the increase in fair value of Global Solar Fund’s (GSF) investments in projects.(1)
Suntech expects to achieve 2.4GW of installed cell and module production capacity by the end of 2011, of which 600MW of PV cell capacity will be owned and operated by the joint venture. Suntech expects to achieve 1.2GW of installed wafer capacity by the end of 2011. Full year 2011 capital expenditures are expected to be in the range of $250 million to $270 million.
GSF is in the process of constructing 140MW of projects, of which at least 80MW are expected to be completed in the fourth quarter of 2010 and the remainder will be completed in 2011. As a result Suntech expects that the fair value of those projects will increase significantly and Suntech will recognize a related gain in earnings of affiliates in the fourth quarter of 2010 and in 2011. As the economics and timing of completion of each of these projects is different it is difficult to provide an accurate estimation of the gains at this time.

The 2010 and 2011 guidance is based on an assumed exchange rate of $1.33USD to the Euro.
Joint Venture
Suntech also announced today it will form a joint venture (JV) with Wuxi Industrial Development Group and Wuxi New District E&D Group to own and operate a 1.2GW PV cell production facility located at the heart of Suntech’s Wuxi campus. Suntech will own 40% of the JV and will contribute approximately $60 million towards the equity investment in the JV. 600MW of the PV cell capacity is expected to be completed by mid-2011. The remaining 600MW will be ramped in 2011 or 2012 depending on the demand outlook.
Suntech Chairman and CEO Dr. Zhengrong Shi stated, “This joint venture will provide access to cost-effective PV cell capacity utilizing Suntech’s high performance technology and reliable manufacturing processes, with reasonable cash outlay. It will also enable us to meet the growing demand for Suntech’s premium quality solar products.”
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 12,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com
(1) A quantitative reconciliation of this forward looking financial measure cannot be provided without unreasonable effort. As discussed in the press release, the economics and timing of completion of the GSF projects are different, and it is difficult to provide an accurate estimation of the gain at this time for 2010 and 2011. Suntech expects that the fair value of these projects will increase significantly. The Company believes presentation of this financial measure provides useful information to investors regarding the Company’s targeted earnings from its ordinary course PV manufacturing activities excluding its investments in owning or developing solar projects through GSF.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to meet shipment, revenue, gross margin, and operating margin targets for 2010 and 2011; the ability to expand PV cell, module and wafer capacity to meet 2010 and 2011 targets; the cost of capital expenditures in 2010 and 2011; and the ability of the JV to enable access to cost-effective PV cell capacity utilizing Suntech’s high performance technology and reliable manufacturing processes, with minimal cash outlay. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Email: rory@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com